UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2015

July 31, 2015

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings: Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110

Quarterly securities report issuing date:	August 13, 2015	Dividend payment date: -
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2015

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
Three months ended	million yen	%	million yen	%	million yen	%
June 30, 2015	1,559,954	19.8	485,035	22.8	277,761	15.5
June 30, 2014	1,301,827	(1.2)	394,944	(6.1)	240,491	(5.8)

(*)	Comprehensive income June 30, 2015: 26,324 million yen, (95.1)%; June 30, 2014: 541,208 million yen, 103.8%

	Basic earnings per share	Diluted earnings per share
Three months ended	yen	yen
June 30, 2015	19.86	19.74
June 30, 2014	16.98	16.89

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
June 30, 2015	284,991,529	17,079,899	5.3
March 31, 2015	286,149,768	17,287,533	5.4

(Reference) Shareholders’ equity as of       June 30, 2015: 15,117,802 million yen;       March 31, 2015: 15,317,940 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2015	—	9.00	—	9.00	18.00
ending March 31, 2016	—	——	——	——	——
ending March 31, 2016 (Forecast)	——	9.00	—	9.00	18.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2016 (Consolidated)

MUFG has the target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2016. (There is no change to our earnings target released on May 15, 2015.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)  Changes in accounting policies due to revision of accounting standards: No

(B)  Changes in accounting policies due to reasons other than (A): No

(C)  Changes in accounting estimates: No

(D)  Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2015	14,168,853,820 shares
	March 31, 2015	14,168,853,820 shares
(B) Treasury stocks:	June 30, 2015	261,320,276 shares
	March 31, 2015	151,014,803 shares
(C) Average outstanding stocks:	Three months ended June 30, 2015	13,986,676,532 shares
	Three months ended June 30, 2014	14,162,158,915 shares

*Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Three Months Ended June 30, 2015”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2015	As of June 30, 2015
Assets:
Cash and due from banks	40,488,318	43,069,788
Call loans and bills bought	604,625	527,850
Receivables under resale agreements	7,342,335	6,961,798
Receivables under securities borrowing transactions	4,633,544	6,493,552
Monetary claims bought	4,570,712	4,437,024
Trading assets	20,810,617	19,515,674
Money held in trust	700,218	770,446
Securities	73,538,191	66,565,549
Loans and bills discounted	109,368,340	111,153,758
Foreign exchanges	2,187,311	1,888,513
Other assets	10,119,936	11,601,372
Tangible fixed assets	1,352,727	1,354,429
Intangible fixed assets	1,297,277	1,284,826
Net defined benefit assets	504,761	540,722
Deferred tax assets	114,919	96,223
Customers’ liabilities for acceptances and guarantees	9,511,714	9,688,796
Allowance for credit losses	(995,784)	(958,799)

Total assets	286,149,768	284,991,529

Liabilities:
Deposits	153,357,410	155,405,520
Negotiable certificates of deposit	16,073,850	15,184,605
Call money and bills sold	3,600,104	3,233,660
Payables under repurchase agreements	21,899,506	19,420,587
Payables under securities lending transactions	8,205,350	7,426,473
Commercial papers	2,179,634	1,894,284
Trading liabilities	15,521,917	15,387,992
Borrowed money	13,866,196	13,468,551
Foreign exchanges	1,496,476	2,661,184
Short-term bonds payable	789,512	816,204
Bonds payable	8,141,713	8,456,955
Due to trust accounts	3,183,295	3,574,889
Other liabilities	9,530,371	9,971,852
Reserve for bonuses	90,360	35,918
Reserve for bonuses to directors	454	51
Net defined benefit liabilities	62,121	61,980
Reserve for retirement benefits to directors	1,086	850
Reserve for loyalty award credits	15,375	15,966
Reserve for contingent losses	204,790	183,473
Reserves under special laws	3,771	3,955
Deferred tax liabilities	988,550	879,285
Deferred tax liabilities for land revaluation	138,669	138,589
Acceptances and guarantees	9,511,714	9,688,796

Total liabilities	268,862,234	267,911,630

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2015	As of June 30, 2015
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,428,403	1,427,311
Retained earnings	7,860,410	8,036,406
Treasury stock	(101,661)	(201,053)

Total shareholders’ equity	11,328,666	11,404,176

Net unrealized gains (losses) on other securities	2,835,091	2,621,457
Net deferred gains (losses) on hedging instruments	83,194	59,696
Land revaluation excess	172,350	172,329
Foreign currency translation adjustments	951,547	910,669
Remeasurements of defined benefit plans	(52,909)	(50,527)

Total accumulated other comprehensive income	3,989,274	3,713,625

Subscription rights to shares	8,271	8,121
Non-controlling interests	1,961,322	1,953,976

Total net assets	17,287,533	17,079,899

Total liabilities and net assets	286,149,768	284,991,529

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2014	For the three months ended June 30, 2015
Ordinary income	1,301,827	1,559,954
Interest income	633,171	705,685
Interest on loans and bills discounted	419,634	460,283
Interest and dividends on securities	131,928	161,831
Trust fees	24,844	27,134
Fees and commissions	331,310	357,567
Trading income	59,513	83,506
Other business income	143,362	210,820
Other ordinary income	109,624	175,239
Ordinary expenses	906,882	1,074,919
Interest expenses	142,470	160,338
Interest on deposits	65,749	77,166
Fees and commissions	46,746	51,586
Other business expenses	35,536	102,784
General and administrative expenses	635,681	656,903
Other ordinary expenses	46,447	103,305

Ordinary profits	394,944	485,035

Extraordinary gains	221	211
Gains on disposition of fixed assets	221	211
Extraordinary losses	34,209	37,163
Losses on disposition of fixed assets	575	912
Losses on impairment of fixed assets	142	54
Provision for reserve for contingent liabilities from financial instruments transactions	199	183
Losses on change in equity	33,291	36,013

Income before income taxes and others	360,957	448,084

Income taxes—current	81,210	107,655
Income taxes—deferred	16,496	28,060

Total taxes	97,707	135,716

Profits	263,250	312,367

Profits attributable to non-controlling interests	22,759	34,605

Profits attributable to owners of parent	240,491	277,761

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2014	For the three months ended June 30, 2015
Profits	263,250	312,367
Other comprehensive income
Net unrealized gains (losses) on other securities	317,124	(221,005)
Net deferred gains (losses) on hedging instruments	38,081	(26,663)
Land revaluation excess	—	(1)
Foreign currency translation adjustments	(61,769)	(32,566)
Remeasurements of defined benefit plans	4,911	1,915
Share of other comprehensive income of associates accounted for using equity method	(20,388)	(7,721)

Total other comprehensive income	277,958	(286,043)

Comprehensive income	541,208	26,324

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	520,894	(9,038)
Comprehensive income attributable to non-controlling interests	20,314	35,362

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

Not applicable

6

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2015

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Account ]	——	5
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
	[ MUTB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	——	6
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	——	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	——	10
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

6. Loans and Deposits	[ BTMU and MUTB Combined ]	——	11
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	——	12

(Reference)

Exposure to “Securitized Products and Related Investments”		——	13

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2015 (A)	June 30, 2014 (B)
Gross profits	1,070.0	967.4	102.5
Gross profits before credit costs for trust accounts	1,070.0	967.4	102.5
Net interest income	545.3	490.7	54.6
Trust fees	27.1	24.8	2.2
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	305.9	284.5	21.4
Net trading profits	83.5	59.5	23.9
Net other business profits	108.0	107.8	0.2
Net gains (losses) on debt securities	79.3	85.4	(6.0)
General and administrative expenses	653.1	628.2	24.9
Amortization of goodwill	4.4	3.8	0.6
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	421.3	343.0	78.2
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	416.8	339.2	77.5
Provision for general allowance for credit losses (2)	—	—	—
Net business profits*	416.8	339.2	77.5
Net non-recurring gains (losses)	68.1	55.6	12.4
Credit costs (3)	(75.0)	(28.2)	(46.8)
Losses on loan write-offs	(36.6)	(28.1)	(8.5)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(38.4)	(0.0)	(38.3)
Reversal of allowance for credit losses (4)	21.6	5.8	15.8
Reversal of reserve for contingent losses included in credit costs (5)	—	0.4	(0.4)
Gains on loans written-off (6)	13.7	14.4	(0.7)
Net gains (losses) on equity securities	31.6	17.9	13.7
Gains on sales of equity securities	41.7	22.5	19.2
Losses on sales of equity securities	(3.8)	(4.0)	0.2
Losses on write-down of equity securities	(6.2)	(0.4)	(5.7)
Profits (losses) from investments in affiliates	85.7	44.8	40.8
Other non-recurring gains (losses)	(9.4)	0.3	(9.8)

Ordinary profits	485.0	394.9	90.0

Net extraordinary gains (losses)	(36.9)	(33.9)	(2.9)
Net gains (losses) on change in equity	(36.0)	(33.2)	(2.7)
Income before income taxes and others	448.0	360.9	87.1
Income taxes-current	107.6	81.2	26.4
Income taxes-deferred	28.0	16.4	11.5
Total taxes	135.7	97.7	38.0
Profits	312.3	263.2	49.1
Profits attributable to non-controlling interests	34.6	22.7	11.8

Profits attributable to owners of parent	277.7	240.4	37.2

Note:

*   Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(39.6)	(7.4)	(32.2)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2015 (A)	June 30, 2014 (B)
Gross profits	658.0	598.7	59.3
Gross profits before credit costs for trust accounts	658.0	598.7	59.3
Net interest income	393.3	328.5	64.8
Trust fees	20.5	18.8	1.6
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	130.1	129.2	0.8
Net trading profits	19.7	23.4	(3.7)
Net other business profits	94.2	98.5	(4.3)
Net gains (losses) on debt securities	76.3	84.7	(8.3)
General and administrative expenses	332.5	346.0	(13.5)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	325.5	252.6	72.8
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	325.5	252.6	72.8
Net non-recurring gains (losses)	10.8	24.3	(13.4)
Credit costs (3)	(54.0)	(10.0)	(43.9)
Losses on loan write-offs	(15.8)	(9.9)	(5.9)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(38.1)	(0.0)	(38.0)
Reversal of allowance for credit losses (4)	37.2	25.3	11.9
Reversal of reserve for contingent losses included in credit costs (5)	0.5	2.1	(1.6)
Gains on loans written-off (6)	3.1	3.0	0.1
Net gains (losses) on equity securities	26.2	10.9	15.2
Gains on sales of equity securities	36.1	15.2	20.8
Losses on sales of equity securities	(3.6)	(3.9)	0.2
Losses on write-down of equity securities	(6.2)	(0.3)	(5.8)
Other non-recurring gains (losses)	(2.3)	(7.1)	4.8

Ordinary profits	336.3	276.9	59.3

Net extraordinary gains (losses)	17.7	(0.4)	18.1
Gains on sales of equity securities of subsidiaries	18.3	—	18.3
Income before income taxes	354.1	276.5	77.5
Income taxes-current	95.5	90.6	4.9
Income taxes-deferred	10.8	(14.1)	24.9
Total taxes	106.3	76.5	29.8

Net income	247.7	199.9	47.7

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(13.0)	20.5	(33.6)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2015 (A)	June 30, 2014 (B)
Gross profits	564.7	513.2	51.5
Net interest income	336.3	287.5	48.8
Net fees and commissions	110.3	110.0	0.2
Net trading profits	18.7	13.2	5.5
Net other business profits	99.3	102.4	(3.1)
Net gains (losses) on debt securities	80.2	80.5	(0.2)
General and administrative expenses	287.5	300.6	(13.1)
Amortization of goodwill	0.0	0.0	0.0
Net business profits before provision for general allowance for credit losses and amortization of goodwill	277.3	212.7	64.6
Net business profits before provision for general allowance for credit losses	277.2	212.6	64.6
Provision for general allowance for credit losses (1)	—	—	—
Net business profits	277.2	212.6	64.6
Net non-recurring gains (losses)	11.8	17.1	(5.3)
Credit costs (2)	(53.8)	(9.9)	(43.8)
Losses on loan write-offs	(15.7)	(9.9)	(5.7)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(38.1)	(0.0)	(38.1)
Reversal of allowance for credit losses (3)	36.9	23.0	13.9
Reversal of reserve for contingent losses included in credit costs (4)	0.3	2.1	(1.8)
Gains on loans written-off (5)	3.1	2.9	0.2
Net gains (losses) on equity securities	28.3	5.6	22.6
Gains on sales of equity securities	35.3	9.8	25.4
Losses on sales of equity securities	(1.5)	(3.9)	2.3
Losses on write-down of equity securities	(5.4)	(0.2)	(5.1)
Other non-recurring gains (losses)	(3.0)	(6.6)	3.6

Ordinary profits	289.1	229.8	59.3

Net extraordinary gains (losses)	17.8	(0.4)	18.3
Gains on sales of equity securities of subsidiaries	18.3	—	18.3
Income before income taxes	307.0	229.3	77.6
Income taxes-current	83.7	76.5	7.1
Income taxes-deferred	9.5	(13.9)	23.5
Total taxes	93.3	62.6	30.6

Net income	213.7	166.7	46.9

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(13.3)	18.1	(31.5)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2015 (A)	June 30, 2014 (B)
Gross profits	93.2	85.4	7.8
Gross profits before credit costs for trust accounts	93.2	85.4	7.8
Trust fees	20.5	18.8	1.6
Credit costs for trust accounts (1)	—	—	—
Net interest income	56.9	41.0	15.9
Net fees and commissions	19.8	19.2	0.6
Net trading profits	0.9	10.1	(9.2)
Net other business profits	(5.0)	(3.8)	(1.1)
Net gains (losses) on debt securities	(3.8)	4.2	(8.0)
General and administrative expenses	45.0	45.4	(0.3)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	48.2	40.0	8.2
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	48.2	40.0	8.2
Net non-recurring gains (losses)	(1.0)	7.1	(8.1)
Credit costs (3)	(0.1)	(0.0)	(0.1)
Losses on loan write-offs	(0.1)	(0.0)	(0.1)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	(0.0)	0.0
Reversal of allowance for credit losses (4)	0.3	2.3	(2.0)
Reversal of reserve for contingent losses included in credit costs (5)	0.1	—	0.1
Gains on loans written-off (6)	0.0	0.1	(0.0)
Net gains (losses) on equity securities	(2.1)	5.2	(7.3)
Gains on sales of equity securities	0.8	5.4	(4.6)
Losses on sales of equity securities	(2.1)	(0.0)	(2.0)
Losses on write-down of equity securities	(0.8)	(0.1)	(0.7)
Other non-recurring gains (losses)	0.7	(0.5)	1.2

Ordinary profits	47.2	47.1	0.0

Net extraordinary gains (losses)	(0.1)	0.0	(0.1)
Income before income taxes	47.0	47.1	(0.0)
Income taxes-current	11.8	14.0	(2.2)
Income taxes-deferred	1.2	(0.1)	1.3
Total taxes	13.0	13.9	(0.8)

Net income	34.0	33.2	0.7

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	0.3	2.3	(2.0)

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Account

	(in billions of yen)
	As of June 30, 2015	As of March 31, 2015
Bankrupt or De facto Bankrupt	125.7	89.8
Doubtful	566.3	571.4
Special Attention	519.7	561.9

Non Performing Loans	1,211.7	1,223.2

Total loans	107,037.7	105,335.6

Non Performing Loans / Total loans	1.13%	1.16%

BTMU Non-consolidated
	(in billions of yen)
	As of June 30, 2015	As of March 31, 2015
Bankrupt or De facto Bankrupt	123.8	87.9
Doubtful	549.1	549.6
Special Attention	496.4	539.3

Non Performing Loans	1,169.4	1,176.9

Total loans	93,853.1	92,293.9

Non Performing Loans / Total loans	1.24%	1.27%

MUTB Non-consolidated
	(in billions of yen)
	As of June 30, 2015	As of March 31, 2015
Bankrupt or De facto Bankrupt	1.8	1.8
Doubtful	17.0	21.6
Special Attention	22.5	21.8

Non Performing Loans	41.5	45.4

Total loans	13,158.6	13,014.6

Non Performing Loans / Total loans	0.31%	0.34%

MUTB Non-consolidated: Trust Account
	(in billions of yen)
	As of June 30, 2015	As of March 31, 2015
Bankrupt or De facto Bankrupt	0.0	0.0
Doubtful	0.1	0.1
Special Attention	0.6	0.7

Non Performing Loans	0.8	0.9

Total loans	25.9	27.0

Non Performing Loans / Total loans	3.15%	3.41%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2015		As of March 31, 2015
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	4,071.3	58.1	4,133.6	53.7

	(in billions of yen)
	As of June 30, 2015		As of March 31, 2015
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	62,210.8	3,796.5	69,336.2	4,133.2
Domestic equity securities	5,954.6	3,174.3	5,721.3	2,930.0
Domestic bonds	33,576.8	254.6	36,520.2	326.3
Other	22,679.3	367.4	27,094.6	876.8
Foreign equity securities	196.6	64.3	191.4	58.4
Foreign bonds	18,290.4	169.6	22,564.9	597.3
Other	4,192.2	133.4	4,338.2	220.9

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2015		As of March 31, 2015
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	2,942.9	31.8	3,102.2	37.8
Stocks of subsidiaries and affiliates	843.4	(2.7)	865.6	206.0

	(in billions of yen)
	As of June 30, 2015		As of March 31, 2015
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	43,098.4	2,823.8	48,785.0	3,073.2
Domestic equity securities	4,874.4	2,502.2	4,673.9	2,291.3
Domestic bonds	27,205.3	202.5	29,967.1	275.0
Other	11,018.7	118.9	14,143.9	506.7
Foreign equity securities	185.7	59.6	178.5	53.5
Foreign bonds	7,883.7	38.6	10,872.2	352.5
Other	2,949.2	20.6	3,093.0	100.5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2015		As of March 31, 2015
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	24.9	0.0	24.9	0.0
Stocks of subsidiaries and affiliates	57.7	125.2	57.7	133.9

	(in billions of yen)
	As of June 30, 2015		As of March 31, 2015
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	15,619.3	889.5	16,903.4	966.8
Domestic equity securities	1,132.0	607.3	1,081.8	556.0
Domestic bonds	6,396.7	51.5	6,479.4	50.3
Other	8,090.5	230.6	9,342.1	360.4
Foreign equity securities	0.0	0.0	0.0	0.0
Foreign bonds	7,205.5	121.8	8,455.7	243.3
Other	884.9	108.7	886.3	117.0

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2015	For the three months ended June 30, 2014
ROE	9.03	8.56

Note:
ROE is computed as follows:

(profits attributable to owners of parent × 4) - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2015	For the three months ended June 30, 2014
Average interest rate on loans and bills discounted	0.93	1.01
Average interest rate on deposits and NCD	0.04	0.05
Interest rate spread	0.88	0.96

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	1.06	1.16
Interest rate spread	1.02	1.11

BTMU Non-consolidated

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2015	For the three months ended June 30, 2014
Average interest rate on loans and bills discounted	0.97	1.05
Average interest rate on deposits and NCD	0.03	0.03
Interest rate spread	0.93	1.02

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	1.14	1.24
Interest rate spread	1.11	1.20

MUTB Non-consolidated

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2015	For the three months ended June 30, 2014
Average interest rate on loans and bills discounted	0.68	0.78
Average interest rate on deposits and NCD	0.13	0.14
Interest rate spread	0.55	0.63

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.68	0.78
Interest rate spread	0.55	0.63

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of June 30, 2015	As of March 31, 2015
Deposits (ending balance)	139,666.7	137,332.3
Deposits (average balance)	137,964.8	132,006.8
Loans (ending balance)	97,156.2	95,350.2
Loans (average balance)	97,069.0	94,794.2

	(in billions of yen)
	As of June 30, 2015	As of March 31, 2015
Domestic deposits (ending balance)*	118,445.4	117,864.3
Individuals	70,508.9	70,415.1

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in billions of yen)
	As of June 30, 2015	As of March 31, 2015
Deposits (ending balance)	126,750.9	124,590.9
Deposits (average balance)	125,064.1	119,381.2
Loans (ending balance)	84,421.1	82,740.3
Loans (average balance)	84,391.2	82,699.4

	(in billions of yen)
	As of June 30, 2015	As of March 31, 2015
Domestic deposits (ending balance)*	107,023.4	106,458.7
Individuals	62,322.9	62,194.0

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in billions of yen)
	As of June 30, 2015	As of March 31, 2015
Deposits (ending balance)	12,915.8	12,741.4
Deposits (average balance)	12,900.7	12,625.6
Loans (ending balance)	12,735.0	12,609.8
Loans (average balance)	12,677.8	12,094.8

	(in billions of yen)
	As of June 30, 2015	As of March 31, 2015
Domestic deposits (ending balance)*	11,422.0	11,405.5
Individuals	8,186.0	8,221.1

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of March 31, 2015	As of June 30, 2015
Assets:
Loans and bills discounted	112.3	114.5
Securities	58,086.9	56,376.6
Beneficiary rights to the trust	49,353.2	53,196.3
Securities held in custody accounts	3,172.3	3,592.2
Monetary claims	10,619.0	10,302.7
Tangible fixed assets	10,805.0	10,944.0
Intangible fixed assets	192.5	193.9
Other claims	5,040.4	4,381.4
Call loans	2,307.4	2,259.5
Due from banking account	3,184.7	3,574.8
Cash and due from banks	3,449.1	3,532.9

Total	146,323.3	148,469.3

Liabilities:
Money trusts	23,452.5	21,270.7
Pension trusts	15,360.6	15,512.1
Property formation benefit trusts	8.3	8.3
Investment trusts	48,930.3	52,794.5
Money entrusted other than money trusts	3,218.8	3,522.1
Securities trusts	5,066.0	5,420.0
Monetary claim trusts	10,266.6	9,891.3
Equipment trusts	44.4	42.4
Land and fixtures trusts	82.3	82.4
Composite trusts	39,893.1	39,925.1

Total	146,323.3	148,469.3

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of the end of June 2015 is outlined below. (Figures are on a managerial basis and rounded off to billion yen or to the second decimal point of trillion yen)

1.	Balance, net unrealized gains (losses), realized gains (losses)

(1)	The balance as of the end of June 2015 was ¥3.32 trillion in total, a decrease of ¥0.07 trillion from the balance as of the end of March 2015, mainly due to a decrease in CLOs.

(2)	Net unrealized losses were ¥4 billion, worsened by ¥1 billion compared to the end of March 2015.

(3)	P/L impact for the quarter ended June 30, 2015 was nil.

	(¥bn)
					of which securities being held to maturity[2]
	Balance[1]	Change from end of March 2015	Net unrealized gains (losses)	Change from end of March 2015	Balance	Net unrealized gains (losses)
RMBS	20	(1)	4	0	0	0
Sub-prime RMBS	0	0	0	0	0	0
CMBS	417	12	(4)	(7)	217	(3)
CLOs	2,805	(73)	(7)	6	1,836	(4)
Other securitized products (card, etc.)	74	(12)	2	0	20	0
CDOs	0	0	0	0	0	0
Sub-prime ABS CDOs	0	0	0	0	0	0
SIV	0	0	0	0	0	0

Total	3,316	(74)	(4)	(1)	2,074	(8)

1.	Balance is the amount after impairment and before deducting net unrealized gains (losses).
The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

2.	Distribution by rating

(1)	AAA-rated products accounted for 87% of our investments in securitized products as of the end of June 2015, unchanged from the end of March 2015. The volume of holdings of high-rated securitized product decreased, while the total volume of holdings of securitized product also decreased, resulted unchange in the the ratio.

(2)	AAA and AA-rated products accounted for 98% of our investments in securitized products.

	(¥bn)
	AAA	AA	A	BBB	BB or lower	Unrated	Total
RMBS	2	3	0	10	5	0	20
Sub-prime RMBS	0	0	0	0	0	0	0
CMBS	174	243	0	0	0	0	417
CLOs	2,679	80	44	2	0	0	2,805
Other securitized products (card, etc.)	21	24	0	0	0	29	74
CDOs	0	0	0	0	0	0	0
Sub-prime ABS CDOs	0	0	0	0	0	0	0
SIV	0	0	0	0	0	0	0

Total	2,876	349	44	13	5	29	3,316

Percentage of total	87%	11%	1%	0%	0%	1%	100%
Percentage of total (End of March 2015)	87%	10%	1%	0%	0%	1%	100%

Mitsubishi UFJ Financial Group, Inc.

3.	Credit exposure related to leveraged loan (LBO loan)

(1)	We are not engaged in origination or distribution of securitized products relating to LBO loans, and therefore, there is no balance of LBO loans for securitization.

(2)	The following table shows the balances of LBO loans as of the end of June 2015.

	(¥bn)
	Americas	Europe	Asia	Japan	Total	Change from end of March 2015
LBO Loan[3] (Balance on a commitment basis)	16	130	0	337	484	10
Balance on a booking basis	5	106	0	308	419	13

3 Includes balance after refinancing. (Figures are rounded off.)

4.	Special Purpose Entities (SPEs)

(1)	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

(2)	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of June 2015 was ¥4.66 trillion (including ¥2.53 trillion in overseas).

(3)	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized loan obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purposed Company (SPC) collateralized by receivables